Exhibit 99.1

NEWS RELEASE

PENN WEST EXPLORATION (“PENN WEST”) PROVIDES UPDATE ON WILDFIRES IN NORTHERN ALBERTA AND FLOODING IN EASTERN PLAINS

Calgary, May 26, 2011 - (TSX - PWT; NYSE - PWE) More than 100 Penn West staff, their families, the families of contract personnel, local and First Nation communities have been directly impacted by the fires in northern Alberta. We are making every effort individually and corporately to meet the needs of these families as they cope with recent events. Penn West encourages the public and the corporate community to assist the efforts of organizations such as the Red Cross and Salvation Army in providing food, water, clothing and shelter to those who were evacuated from their homes due to the wildfires. We are also endeavoring to assist firefighters and support teams with needed supplies and we greatly appreciate their tremendous effort to control the wildfires and prevent new outbreaks.

The Utikima, Otter, Slave and Ogsden fields remain in active wildfire zones. To date, Penn West’s fire suppression and facility shutdown efforts appear to have mitigated fire damage to our production infrastructure; however, these are preliminary indications only and a thorough site assessment must be completed before the full extent of damage can be determined. Production in these areas has been and will continue to be shut-in while the fires are brought under control. Damage assessments are underway in the Red Earth and Mitsue fields and production has been resumed at East Swan Hills and Crimson Lake. In addition to RCMP and government road blocks, Penn West has imposed an emergency-only traffic ban for all Penn West staff and contractors in these areas to allow firefighting equipment and supplies 24-hour access.

Local and provincial authorities continue to assess and determine areas safe for access. Penn West teams will enter each affected operating area to determine, on an area by area basis, the nature and extent of any damage and estimated timelines for production resumption in accordance with Penn West's existing production resumption protocols.

Penn West routinely reviews and monitors risk management policies and procedures, and as a result of our risk assessment process, we maintain loss and business interruption insurance with coverage levels in accordance with customary industry practice. Penn West's insurers have been notified of the situation in the Slave Lake area and they are continuing to monitor these areas closely.

In southern Manitoba and portions of southern Saskatchewan, high water conditions continue to impede operational activities. A portion of production volumes in these areas has been restored and the remaining volumes should be restored as conditions permit.

Approximately 35,000 boe per day of production was interrupted by these events and the bulk of this volume remains shut-in.

Penn West common shares and debentures are listed on the Toronto Stock Exchange under the symbols PWT, PWT.DB.E and PWT.DB.F and Penn West common shares are listed on the New York Stock Exchange under the symbol PWE.

Forward-Looking Statements

In the interest of providing our securityholders and potential investors with information regarding Penn West, including management's assessment of our future plans and operations, certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "anticipate", "continue", "estimate", "expect", "forecast", "may", "will", "project", "could", "plan", "intend", "should", "believe", "outlook", "objective", "aim", "potential", "target" and similar words suggesting future events or future performance.

In particular, this document contains forward-looking statements pertaining to, without limitation, the following:  our belief that our fire suppression and facility shutdown efforts appear to have reduced fire damage to our production infrastructure; our expectation that our teams will be able to enter each affected operating area to determine, on an area by area basis, the nature and extent of any damage; our belief that production will resume, and particularly, our belief that production will resume in accordance with our production resumption protocol; our belief that the production resumption protocol will help ensure the safety and reliability of field infrastructure; our loss and business interruption insurance coverage levels relative to customary industry practice; and our expectation that production volumes remaining shut-in in southern Manitoba and portions of southern Saskatchewan will be restored.

With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: our ability to obtain equipment in a timely manner to carry out damage assessment and repair activities and the costs thereof; our ability to access sites, the timing of such access and costs thereof; our ability to obtain applicable regulatory permits; future oil and natural gas prices; and future oil and natural gas production levels.

Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the impact of weather conditions on the ability to execute damage assessment and repair programs; risks associated with any continued, further or additional natural disasters; risks inherent in oil and natural gas operations; competition for, among other things, capital, equipment and skilled personnel; unanticipated operating events that can reduce production or cause production to be shut-in or delayed; failure to obtain regulatory authority, industry partner and other third-party consents and approvals when required; the potential failure of counterparties to honour their contractual obligations; and the other factors described in our public filings (including under "Risk Factors" in our Annual Information Form and under "Business Risks" in Note 10 to our 2011 first quarter unaudited financial statements) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

For further information, please contact:

PENN WEST EXPLORATION Suite 200, 207 - 9th Avenue SW Calgary, Alberta T2P 1K3	Investor Relations: Toll Free: 1-888-770-2633 E-mail: investor_relations@pennwest.com
Phone: 403-777-2500 Fax: 403-777-2699 Toll Free: 1-866-693-2707 Website: www.pennwest.com	William Andrew, CEO Phone: 403-777-2502 E-mail: bill.andrew@pennwest.com
Jason Fleury, Senior Manager, Investor Relations Phone: 403-539-6343 E-mail: jason.fleury@pennwest.com